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                                                                    Exhibit 99.1
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                                                                               .
                                                                               .
                                                                               .
                        SUNTECH POWER HOLDINGS CO., LTD.

                SUMMARY CONSOLIDATED STATEMENT OF OPERATIONS DATA

                        (IN $'000, EXCEPT PER SHARE DATA)

                                                 2005               2004               2005

                                                  Q4                 Q4                 Q3
                                                  --                 --                 --

                                                (Note)             (Note)             (Note)
                                                ------             ------             ------
Net revenues                                       88,989             37,651             56,624
Cost of revenues                                   65,407             24,810             39,728
                                             ------------       ------------       ------------

Gross profit                                       23,582             12,841             16,896

Operating expenses
  Selling expenses                                    946                803              1,017
  General and administrative expenses               8,008                825              4,720
  Research and development expenses                 2,084                180                826
                                             ------------       ------------       ------------

Income from operations                             12,544             11,033             10,333
  Interest expenses                                  (773)              (408)              (570)
  Interest income                                     174                 26                 25
  Other (expenses) income                            (105)                35               (161)
                                             ------------       ------------       ------------

Income before income taxes                         11,840             10,686              9,627
  Tax (expenses) benefit                           (1,500)               335               (859)
                                             ------------       ------------       ------------

Net income after tax before
 minority interests and equity
 in gain of affiliates                             10,340             11,021              8,768
  Minority interest                                    29                  0                  5
  Equity in gain (loss) of an affiliate               244                (24)              (103)
                                             ------------       ------------       ------------

Net income                                         10,555             10,997              8,660
Deemed dividend on Series A
 redeemable convertible
 preferred shares                                     784                  0                972
                                             ------------       ------------       ------------
Net income attributable to
 holders of ordinary shares                         9,771             10,997              7,688
                                             ============       ============       ============


Net income per share and per ADS
- Basic                                              0.10               0.12               0.09
- Diluted                                            0.08               0.12               0.07

Shares used in computation
- Basic                                        98,123,263         90,000,000         90,000,000
- Diluted                                     132,872,799         90,000,000        127,898,426

Note: The quarterly summary statement of operations data are unaudited. The summary consolidated balance sheet data as of December 31, 2005 and summary consolidated statement of operations data for the year ended December 31, 2005 are derived from Suntech's unaudited consolidated financial statements. The summary consolidated balance sheet data as of December 31, 2004 and summary consolidated statement of operations data for the year ended December 31, 2004 are derived from Suntech's audited consolidated financial statements.

                        SUNTECH POWER HOLDINGS CO., LTD.

                SUMMARY CONSOLIDATED STATEMENT OF OPERATIONS DATA

                        (IN $'000, EXCEPT PER SHARE DATA)

                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                      2005               2004
                                                      ----               ----
                                                     (Note)             (Note)
Net revenues:
  PV cells                                              54,653              7,331
  PV modules                                           170,129             77,898
  PV System integration                                  1,218                 58
                                                  ------------       ------------
Total net revenues                                     226,000             85,287

Cost of revenues:
  PV cells                                              35,441              5,269
  PV modules                                           121,183             54,862
  PV system integration                                    814                 43
                                                  ------------       ------------
Total cost of revenues                                 157,438             60,174

Gross profit                                            68,562             25,113
                                                  ------------       ------------

Operating expenses
  Selling expenses                                       3,667              1,750
  General and administrative expenses                   18,874              2,889
  Research and development expenses                      3,358                465
                                                  ------------       ------------
Total operating expenses                                25,899              5,104

Income from operations                                  42,663             20,009
  Interest expenses (including share
    based compensation of $5,652,952 for 2005)          (7,907)            (1,036)
  Interest income                                          296                 57
  Other (expense) income                                  (758)               167
                                                  ------------       ------------

Income before income taxes                              34,294             19,197
  Tax (expenses) benefit                                (3,753)               611
                                                  ------------       ------------

Net income after taxes before minority
 interest and equity in gain of affiliates              30,541             19,808
  Minority interest                                         34                  0
  Equity in gain (loss) of an affiliate                    121                (51)
                                                  ------------       ------------
Net income                                              30,628             19,757
Deemed dividend on Series A redeemable
 convertible preferred shares                            2,406                  0
                                                  ------------       ------------
Net income attributable to holders of
 ordinary shares                                        28,222             19,757
                                                  ============       ============

Net income per share and per ADS
- Basic                                                   0.31               0.22
- Diluted                                                 0.26               0.22

Shares used in computation
- Basic                                             92,047,507         90,000,000
- Diluted                                          116,825,138         90,000,000